Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

MR. RENAUD ADAMS OFFICIALLY COMMENCES AS PRESIDENT AND CHIEF EXECUTIVE OFFICER AT RICHMONT MINES

MONTREAL, Quebec, Canada, November 17, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is pleased to announce that Mr. Renaud Adams has officially begun as President and Chief Executive Officer of Richmont Mines. Mr. Adams will be based in Toronto, where a corporate office will be opened shortly.

Commenting on his new role, Mr. Adams stated: “I am looking forward to my new role as President and CEO, and feel very privileged to be able to lead Richmont in its next phase of organic growth. The Corporation has a long history of successful Canadian gold production, and I believe that this history will be extended for many years to come as we continue to develop the high-grade deep extension of our flagship Island Gold Mine in Ontario. Richmont is now in a unique position within the Canadian junior gold mining landscape, as we have producing assets in two of the most favourable mining jurisdictions, namely Quebec and Ontario, a new high-grade discovery at Island Gold, and a solid balance sheet to support the continued development of this 1.1 million ounce high-grade resource. I look forward to working with Richmont’s experienced management team and Board of Directors as we continue to build on Richmont’s positive track record, and to deliver a compelling growth story for our shareholders in the months and years to come.”

Mr. Adams has 20 years of mining experience, and most recently served as President and Chief Operating Officer at Primero Mining Corp. Prior to this, Mr. Adams served as Senior Vice-President, Americas Operations, at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University.

About Richmont Mines Inc.
Richmont Mines has produced over 1.4 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

For more information, please contact:

Jennifer Aitken, Investor Relations
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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